Exhibit 23
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement (No. 333-91478) on Form S-8 of Kansas City Southern of our report dated June 27, 2008 relating to our audits of the statements of net assets available for benefits of The Kansas City Southern Railway Company Union 401(k) Plan as of January 1, 2008 and December 31, 2007 and the related statements of changes in net assets available for benefits for the period ended January 1, 2008 and the year ended December 31, 2007, and the related supplemental schedules of assets (held at end of year) and delinquent participant contributions as of or for the year ended December 31, 2007 which report appears in the December 31, 2007 annual report on Form 11-K of The Kansas City Southern Railway Company Union 401(k) Plan.
/s/ McGladrey & Pullen, LLP
Kansas City, Missouri
June 27, 2008